SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116 Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of:   DECEMBER, 2005

SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

"Annual Report – For Fiscal Year Ended July 31, 2005: End of Fiscal Year-2005" dated November 25, 2005. Includes audited annual financial statements for the fourth quarter and  the full fiscal year ending July 31, 2005. Also includes management discussion and analysis of registrant’s affairs, material events disclosure, summary of press releases, and descriptions of commitments and contingencies during the period. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

2.

“Certificates Pursuant to Section 302 of the Sarbanes-Oxley Act” – dated November 25, 2005 to accompany the Company’s audited annual financial statements for the quarter and first nine months of the Company’s fiscal year ending July 31, 2005.

3.

“Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act” – dated November 25, 2005 to accompany the Company’s audited annual financial statements for the quarter and first nine months of the Company’s fiscal year ending July 31, 2005.

4.

"Press Release", dated August 23, 2005 about termination of the Company’s 70% owned Bangkudulis Field Technical Assistance Contract in Indonesia.

5.

"Press Release", dated October 27, 2005 about the sale of the Company’s 60% interest in the Yapen Block Production Sharing Contract area in Indonesia.

6.

"Press Release", dated November 4, 2005 about resignation of a director.

7.

"Press Release", dated November 22, 2005 about engagement of a London based financial advisor for Europe and the Middle East.

8.

"Press Release", dated November 30, 2005 about formation of a New Ventures exploration company to pursue new oil and gas exploration projects in  Indonesia.

9.

"Press Release", dated December 1, 2005 about a change in the Company’s Registered and Records office.

10.

"Press Release", dated December 1, 2005 about filing the Company’s 2005 Annual Report and audited financial statements with the Canadian securities regulators on SEDAR.

11.

"Material Change Report", dated October 27, 2005 about sale of the Company’s interest in the Yapen Block in Indonesia.

12.

"Material Change Report", dated December 1, 2005 about the Company reporting a gain of $4,059,868 on the sale of its 70% owned GAT Bangkudulis Petroleum Company, Ltd. subsidiary.

13.

"Material Change Report", dated December 1, 2005 about the Company changing its Registered and Reporting address.

14.

"Notice", dated December 2, 2005 about the Company’s Annual General and Special Meeting, to be held on January 25, 2006 in Vancouver, B.C. Canada.

15.

All of the above listed documents except for the Sarbanes-Oxley Certificates have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL  ENERGY  CORPORATION

Date: 9 December 2005

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

CONTINENTAL  ENERGY  CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JULY 2005 and 2004

U.S. Funds

Suite 400 - 889 West Pender Street Vancouver, BC V6C 3B2 Tel 604 694 6070 Fax 604 585 8377 info@staleyokada.com www.staleyokada.com
AUDITORS' REPORT

To the Shareholders of Continental Energy Corporation:

We have audited the consolidated balance sheet of Continental Energy Corporation as at 31 July 2005 and 2004, the consolidated statement of changes in shareholders’ deficiencies, for the years ended 31 July 2005, 2004 and 2003, and the consolidated statements of operations and cash flows for the years ended 31 July 2005, 2004 and 2003.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 July 2005 and 2004, the change in its shareholders’ deficiency, for the years ended 31 July 2005, 2004 and 2003, and the results of its operations, and the changes in its cash flows for the years ended 31 July 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

“Staley, Okada & Partners”

Vancouver, B.C., Canada	STALEY, OKADA & PARTNERS
23 November 2005	CHARTERED ACCOUNTANTS

Staley, Okada & Partners, with officers in Vancouver and Surrey, is a Member of MSI, a Network of Independent Professional Firms  -  A Member of the Institute of Chartered Accountants of British Columbia

A Partnership of Incorporated Professionals; L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet
As at 31 July
U.S. Funds
ASSETS	2005	2004
Current
Cash	$98,898	$126,313
Goods and service tax recoverable	630	9,056
Accounts receivable	1,000	-
Due from related parties (Note 9)	138,178	138,178
Prepaid expenses and deposits	21,228	76,384
	259,934	349,931
Prepaid Resource Property Costs	-	5,000
Prepaid Share Issuance Costs	-	7,500
Resource Property Costs - Schedule (Note 4)	2	3
Equipment (Note 5)	37,165	126,324
	$297,101	$488,758

LIABILITIES
Current
Accounts payable and accrued liabilities	$236,613	$1,094,663
Due to related parties (Note 9)	-	9,578
Promissory notes payable (Note 6)	50,000	50,000
Capital lease obligation - current portion (Note 7)	12,387	20,235
	299,000	1,174,476
Capital Lease Obligation (Note 7)	-	12,387
Contingent and Conditional Liabilities (Note 4b)	-	3,455,585
	299,000	4,642,448
Continued Operations (Note 1)
Commitments and Contractual Obligations (Note 12)

SHAREHOLDERS’ DEFICIENCY
Share Capital - Statement 2 (Note 8)	23,310,162	22,087,268
Contributed Surplus - Statement 2	2,206,382	1,620,005
Deficit - Statement 2	(25,518,443)	(27,860,963)
	(1,899)	(4,153,690)
	$297,101	$488,758
ON BEHALF OF THE BOARD:
"Richard L. McAdoo"
, Director
“James D. Eger”
, Director
- See Accompanying Notes -

Continental Energy Corporation					Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes
In Shareholders' Deficiency
As at 31 July
U.S. Funds
	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance - 31 July 2002	29,286,233	$18,972,265	$116,550	$(24,703,610)	$(5,614,795)

Issuance of shares for:
Private placements	8,375,000	1,256,250	-	-	1,256,250
Exercise of warrants	5,118,625	767,794	-	-	767,794
Exercise of options	1,390,000	208,500	-	-	208,500
Finder's fee - Farm-out	1,500,000	300,000	-	-	300,000
Finder's fee - Financing	80,000	-	-	-	-
Stock-based compensation	-	-	1,061,000		1,061,000
Share issuance costs	-	(18,000)	-	-	(18,000)
Loss for the year - Statement 3	-	-	-	(2,046,616)	(2,046,616)
Balance - 31 July 2003	45,749,858	21,486,809	1,177,550	(26,750,226)	(4,085,867)

Issuance of shares for:
Exercise of warrants	3,330,554	518,333	-	-	518,333
Exercise of options	388,750	100,126	(27,376)	-	72,750
Shares issuance costs	-	(18,000)	-	-	(18,000)
Cancellation of escrow shares	(93,750)	-	-	-	-
Stock-based compensation	-	-	469,831	-	469,831
Loss for the year - Statement 3	-	-	-	(1,110,737)	(1,110,737)
Balance - 31 July 2004	49,375,412	22,087,268	1,620,005	(27,860,963)	(4,153,690)

Issuance of shares for:
Private placements	3,616,667	545,000	-	-	545,000
Exercise of warrants	300,000	67,500	-	-	67,500
Exercise of options	2,155,490	545,839	(217,104)	-	328,735
Finder's fee - Financing	166,667	-	-	-	-
Shares for debt	813,700	122,055	-	-	122,055
Shares issuance costs	-	(57,500)	-	-	(57,500)
Stock-based compensation	-	-	803,481	-	803,481
Income for the year - Statement 3	-	-	-	2,342,520	2,342,520
Balance - 31 July 2005	56,427,936	$23,310,162	$2,206,382	$(25,518,443)	$(1,899)

- See Accompanying Notes -

Continental Energy Corporation					Statement 3
(An Exploration Stage Company)
Consolidated Statement of Operations
U.S. Funds
	For the Years Ended 31 July
	2005		2004		2003
Expenses
Amortization	$35,544		$43,702		$24,996
Consulting	5,000		14,524		16,551
Filing fees	10,104		4,773		3,863
Financing costs, interest on loans and foreign
exchange gain and loss	74,112		(39,798)		153,545
Interest and bank charges, net	(474)		19,130		6,188
Investor relations	6,108		30,105		24,056
Management fees and medical insurance	322,540		478,331		333,675
Office expenses	139,875		157,935		109,115
Professional fees, legal, audit and translation	98,063		66,311		34,778
Rent, office maintenance and utilities	61,044		50,596		28,207
Shareholder communication and transfer agent	9,032		18,990		17,229
Telephone	24,925		29,196		23,060
Travel	59,779		65,433		44,109
Wages	-		25,163		29,346
	845,652		964,391		848,718

Loss Before the Undernoted	(845,652)		(964,391)		(848,718)
Write down of resource property costs
- Schedule 1	(12,961)		(252,613)		(16,898)
Stock-based compensation	(803,481)		(469,831)		(1,061,000)
Loss on disposal or write-down of equipment	(55,254)		(4,271)		-
Gain on disposal of GATB (Note 4b)	4,059,868		-		-
Terminated farm out agreement loss (proceeds)	-		251,869		(120,000)
Gain on reduction of contingent and conditional
liabilities	-		328,500		-

Income (Loss) for the Year	$2,342,520		$(1,110,737)		$(2,046,616)

Income (Loss) per Share - Basic	$0.05		$(0.02)		$(0.06)
Income (Loss) per Share - Diluted	$0.03	$	n/a	$	n/a

Weighted Average Number of Shares Outstanding	51,280,433		47,139,546		36,468,838

- See Accompanying Notes -

Continental Energy Corporation			Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
U.S. Funds
	For the Years Ended 31 July
Cash Resources Provided By (Used In)	2005	2004	2003
Operating Activities
Income (loss) for the year	$2,342,520	$(1,110,737)	$(2,046,616)
Items not affecting cash
Write down of resource property costs	12,961	252,613	16,898
Terminated farm out agreement loss (proceeds)	-	(251,869)	120,000
Amortization	35,544	43,702	24,996
Loss on disposal or write-down of equipment	55,254	4,271	-
Accrued interest on debt settled in shares	44,373	-	-
Gain on disposal of GATB	(4,059,868)	-	-
Gain on reduction of contingent and conditional
liabilities	-	(328,500)	-
Revaluation of contingent and conditional liabilities	(47,873)	44,318	293,022
Stock-based compensation	803,481	469,831	1,061,000
Changes in current assets and liabilities
Goods and service tax recoverable	(7,556)	(4,638)	16,564
Accounts receivable	(1,000)	-	-
Prepaid expenses and deposits	54,005	(65,808)	(7,015)
Accounts payable and accrued liabilities	(112,079)	(150,925)	(1,464,018)
Due to related parties	(9,578)	(29,303)	(639,168)
	(889,816)	(1,127,045)	(2,624,337)
Investing Activities
Prepaid resource property costs	5,000	12,000	12,000
Resource property costs	(190,960)	(635,862)	(452,326)
Property costs reimbursed by joint venturers	178,000	383,249	786,672
Proceeds from property disposal or
terminated farm out agreements	-	251,869	774,470
Proceeds from disposition of GATB	1,000	-	-
Purchase of equipment	(1,639)	(40,386)	(145,654)
	(8,599)	(29,130)	975,162
Financing Activities
Prepaid share issuance costs	7,500	18,000	18,000
Cash received in advance of share issuance	-	(92,008)	(57,992)
Capital lease obligation	(20,235)	(18,714)	51,336
Share capital issued for cash, net	883,735	573,083	2,214,544
	871,000	480,361	2,225,888

Net Increase (Decrease) Cash	(27,415)	(675,814)	576,713

Cash position - Beginning of year	126,313	802,127	225,414

Cash Position - End of Year	$98,898	$126,313	$802,127

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing	$25,000	$-	$-
Stock-based compensation	$803,481	$469,831	$1,061,000
Debt settlement	$122,055	$-	$-
Finder's fee - Property	$-	$-	$300,000
Assets and liabilities disposed upon GATB disposition
Current assets	$31,823	$-	$-
Current liabilites	$(682,979)	$-	$-
Contingent and conditional liabilities	$(3,407,712)	$-	$-

- See Accompanying Notes -

Continental Energy Corporation			Schedule
(An Exploration Stage Company)
Consolidated Schedule of Resource Property Costs
U.S. Funds
	2005	2004	2003
Indonesia
Bengara
Geological and geophysical interpretation and
evaluation	$240,009	$481,861	$418,908
Seismic acquisition and data processing	-	-	5,895
Costs for the period	240,009	481,861	424,803
Impairment	(62,009)	(98,612)	(11,130)
Joint venture reimbursement of costs	(178,000)	(383,249)	(654,673)
Net property costs for the year	-	-	(241,000)

Yapen
Geological and geophysical interpretation and
evaluation	-	-	7,500
Prepaid resource property costs	-	-	(75,000)
Costs for the period	-	-	(67,500)
Recovery (impairment)	-	-	29,809
Cost allocated on disposal	-	-	(535,024)
Joint venture reimbursement of costs	-	-	(131,999)
Net property costs for the year	-	-	(704,714)

GATB
Geological and geophysical interpretation and
evaluation (recovery)	(49,049)	154,001	95,023
Costs for the period (recovery)	(49,049)	154,001	95,023
Recovery (Impairment)	49,048	(154,001)	(95,023)
Net property costs for the year	(1)	-	-

Total Cost for the Year	190,960	635,862	452,326

Total costs reimbursed by joint venturers
for the year	(178,000)	(383,249)	(786,672)
Total write-off of costs on abandonment or
impairment for the year	(12,961)	(252,613)	(16,898)
Proceeds on disposal of oil and gas properties
for the year	-	-	(594,470)
Balance - Beginning of year	3	3	945,717
Balance - End of Year	$2	$3	$3	$

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2005 and 2004
U.S. Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption.  The Company has incurred significant operating losses over the past several fiscal years and has a working capital deficiency.  In addition, as at the year-end, the Company had insufficient funds to complete the property expenditures required on its Indonesian properties.  These facts create uncertainty surrounding the timing and capacity of the Company to meet its financial obligations.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations (Note 4 and 13).

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company and its three subsidiaries as follows:

-

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”) (Note 4a) – 60% owned

-

Continental-GeoPetro (Yapen) Ltd. (“Yapen”) (Note 4a) – 60% owned

-

GAT Bangkudulis Petroleum Company Ltd. (“GATB”) (Note 4b) - 70% owned, sold 100% of the Company’s interest effective on 31 July 2005

b)

Amortization

The Company provides for amortization on its equipment as follows:

-

Furniture and field survey equipment - 50% declining balance basis with a 5 year useful life

-

Computer equipment - 50% declining balance basis with a 5 year useful life

-

Automobile under capital lease - straight line over 31 months

c)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country.  Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content.  Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.  When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test").  The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences.  The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future.  Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

d)

Asset Retirement Obligations

Effective 1 August 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior periods presented.

e)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

f)

Share Capital

Proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

g)

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

This standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In fiscal years prior to the year ended 31 July 2004, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

h)

Income (Loss) per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

i)

Conversion of Foreign Currencies

For its 31 July 2002 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.

The accounts of the Company are now prepared in U.S. funds and the Company’s Canadian operations are translated into U.S. dollars under the temporal method as follows:

-

Monetary assets and liabilities at year-end rates;

-

All other assets and liabilities at historical rates;

-

Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

-

Exchange gains and losses arising from these transactions are treated as period items.

j)

Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects.  During the year, the Company had administration activity in North America and exploration and development activity in Indonesia.  The segmented information is identified by geographic location of the Company’s exploration and development activities.

k)

Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

l)

Change in Accounting Policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities”, to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.”  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after 1 November 2004, and upon adoption, will not materially impact the Company’s results of operations and financial position.  The Guideline is effective 1 May 2005 for the Company.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash, amounts due from / to related parties, goods and service tax recoverable, accounts receivable, accounts payable, promissory notes payable and capital lease obligation.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that material accounts payable are denominated in both Canadian dollars and Indonesian Rupiah.  The US dollar value of these payables will fluctuate due to changes in foreign exchange.

4. Resource Property Costs

a)

Bengara and Yapen

By separate share purchase and transfer agreements (“SPTA”) with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia.  The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company’s statement of loss are the results of operations of both subsidiaries from the date of acquisition forward.

Bengara

Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract (“PSC”) with Badan Pelaksanaan Minyak dan Gas Bumi (“BPMIGAS”), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) (“Pertamina”), the Indonesian government’s state owned oil and gas enterprise).  The Bengara-II PSC grants Bengara the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.

Pursuant to the Bengara-II PSC as currently amended, Bengara undertook a cumulative expenditure commitment through the initial ten year PSC exploration period ending 4 December 2007 which totals $25,000,000, of which approximately $5,200,000 has been spent.

The Company’s activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas revenues are being produced within the contract area. The Company considers the Bengara-II PSC contract area to be a highly promising oil, gas and condensate exploration area but does not assign any oil or gas reserves to the Bengara-II PSC. As at the end of fiscal year 31 July 2005 and as of the record date of these financial statements Bengara owns an undivided 100% controlling interest in the Bengara-II PSC.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara to which Bengara is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Bengara-II PSC property to $1.  The Company continues to evaluate expenditures for impairment as incurred and writes off impaired costs in the period when incurred.

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS (formerly Pertamina), which was signed on 27 September 1999.  Prior to its farm-out agreement with Medco (Note 4aii), Yapen owned a 100% controlling interest in the PSC. However, as a result of the Medco farm-out agreement and Medco's subsequent farm out to Maraja (Note 4aiv), Yapen retained only a 10% interest in the Yapen PSC.  On 15 August 2005, Yapen reacquired a 75% interest (Note 4aiv).  Subsequent to year-end the company sold its interest in the Yapen subsidiary (Note 4v and13).

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen to which Yapen is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Yapen PSC property to $1.  The Company continues to evaluate expenditures for impairment as incurred and writes off impaired costs in the period when incurred.

Bengara and Yapen Farm-Outs

Since entering into the Bengara and Yapen PCSs, the Company or the Bengara and Yapen subsidiaries have entered into several farm-out agreements with various joint venture partners.  As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties be retained.  The balance paid to the company has been shown as a reduction of the costs incurred and is called “joint venture reimbursement of costs” on the schedule of resource property costs.

i)

GeoPetro Resources Company (“GeoPetro”) - Yapen and Bengara Farm-Outs

The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement (“FOA”) dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties. Joint Operating Agreements ("JOA") also dated 1 January 2000 between GeoPetro and the Company provide for joint venture operations of the Yapen and Bengara subsidiaries. Under these JOA the Company is obliged to contribute its 60% share of Yapen and Bengara PSC work commitments and expenditures and is entitled to take a 60% share of all revenues realized by the subsidiaries from the Yapen and Bengara PSCs.

As at the end of fiscal year 31 July 2005 the GeoPetro FOA and JOA were in full force and effect, but as of the record date of these financial statements only the Bengara JOA and the provisions of the GeoPetro FOA pertaining to Bengara remain in full force and effect.

In a letter agreement dated 27 October 2005 made subsequent to fiscal year ended 31 July 2005 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations (Note 4av and 13).  As of 27 October 2005 the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen PSC.

ii)

Medco International Ventures Ltd. (“Medco”) - Yapen Farm-Out

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco.  As part of the agreement Medco paid approximately $572,000 of Yapen’s current liabilities and agreed to fund 100% of the future property development costs up to commercial production.  Upon commercial production, Yapen would be required to fund 10% of the costs.  As a result of this Medco farm-out agreement, Yapen assigned 90% of the Yapen PSC to Medco and Yapen retained a 10% interest in the Yapen PSC. Medco has subsequently farmed out a 75% share of its Yapen PSC to Maraja (Note 4aiv) but Yapen's 10% interest was unaffected.

iii)

China Wisdom International (HK) Ltd. (“China Wisdom”) - Bengara Farm-Out

During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.  To earn its 40% interest, China Wisdom was to:

pay $720,000 and drill five exploration wells no later than 31 December 2004, at least three of which were to be drilled in 2003, with the first of the three completed by 30 September 2003.  No drilling was commenced by China Wisdom.

During the prior fiscal year, to fulfill its obligation under the farm-out agreement, 40% of the issued and outstanding shares of Bengara had been transferred to China Wisdom.

On 4 December 2003, the Company and GeoPetro gave China Wisdom notice that the agreement is to be terminated effective 1 December 2003 and requested that the Bengara shares previously transferred to China Wisdom be returned to the Company and GeoPetro.

The Company together with GeoPetro were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under the FOA. In a 28 July 2004 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice British Virgin Islands (BVI) the court declared the Farm-Out Agreement dated 3 March 2003 between the Claimants and China Wisdom as terminated.

The court ordered China Wisdom to re-transfer 20,000 common shares of Bengara to the Company (12,000 shares) and GeoPetro (8,000 shares) by 31 August 2004.

China Wisdom defied the court order and in accordance with the court’s instructions the BVI Companies Registrar signed documents dated effective 1 October 2004 returning the said 12,000 fully paid Bengara shares to the Company restoring the Company's Bengara ownership to a total of 30,000 shares representing a 60% stake.

As at 31 July 2004, $ 719,782 had been received for payment towards the Farm-In with 60% ($551,869) and 40% ($287,913) of the proceeds being allocated to the Company and GeoPetro respectively.

iv)

Maraja Yapen Energy Ltd. (“Maraja”) - Yapen Farm-Out from Medco

Pursuant to a farm-out agreement with Maraja dated 28 June 2005, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and Yapen's 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm-out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005 subsequent to fiscal year end 31 July 2005. The Company realized no proceeds from the reassignment.

v)

Nations Energy Company Ltd. (“Nations”) Yapen Sale

Subsequent to the end of the fiscal year 31 July 2005 the Company and GeoPetro sold, pursuant to a share sale and purchase agreement dated 26 October 2005, all 100% of their respective shares of Yapen to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds or $3,600,000 at closing.

b)

GAT Bangkudulis Petroleum Company Ltd. (“GATB”)

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. (“DWE”).

GATB is party to a Technical Assistance Contract (“TAC”) dated 7 October 1996 with Pertamina, the Indonesian government’s state owned oil and gas enterprise.  The TAC grants GATB exclusive authority to conduct petroleum development and production in an area of approximately 18.63 square kilometers on the Indonesian island of Kalimantan.    Prior to fiscal year end 31 July 2005, Pertamina gave notice to GATB in a letter dated July 2005 that it intended to terminate the Bangkudulis TAC together with several other Indonesian TAC's not yet in oil production. The TAC type contract is being discontinued in Indonesia.

The termination of the TAC eliminates the only material asset of GATB and consequently the Company sold its 70% share holding in GATB to an unrelated local investor for a nominal price of $1,000 effective 31 July 2005 with the proceeds being received by the Company subsequent to the year end (received). All of GATB's liabilities and fixed assets were sold with the shares. As of fiscal year end 31 July 2005 and also as of the date of these financial statements the Company no longer has any interest in, entitlements to or obligations in respect of GATB or the TAC.

The Company recognized its portion of the proceeds, being $1,000, as income.  The net effect of this transaction was a gain of $4,059,868, calculated as follows based on the net book values recorded in GATB as at 31 July 2005:

Assets	$31,823
Current Liabilities	(682,979)
Contingent and Conditional Liabilities	(3,407,712)
Negative net book value of GATB	4,058,868
Proceeds on disposition	1,000
Gain on disposition of GATB	$4,059,868

The purchaser acquired the Company’s interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB.  Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868.  Consequently, the disposal resulted in a gain on disposition.

5. Equipment

Details are as follows:

	Costs	Accumulated Amortization	2005 Net Book Value	2004 Net Book Value
Field survey equipment	$101,769	$86,366	$15,403	$73,643
Furniture	6,788	5,586	1,202	4,073
Computer equipment	21,018	15,968	5,050	7,598
	129,575	107,920	21,655	85,314
Auto - capital lease	66,510	51,000	15,510	41,010
	$196,085	$158,920	$37,165	$126,324

6. Promissory Notes Payable

In a prior year, the Company repaid the principal and a portion of the interest outstanding on its promissory notes payable.  As at 31 July 2005, $50,000 (2004 - $50,000) of accrued interest remains outstanding.  The note holders have confirmed that no additional interest will be accrued or payable.

7. Capital Lease Obligations

A Company subsidiary is currently obligated to certain capital leases for two automobiles.  Details are as follows:

Payable at $1,883 per month interest and principal, secured by the related automobiles. The leases expire in January 2006.	$12,387
Less: Current portion	12,387
$-

Scheduled annual lease payments of principal on the capital leases are as follows:

Period to 31 July 2006	12,387
$12,387

8. Share Capital

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 31 July 2005, there are nil preferred shares issued or outstanding.

b)

Private Placements

On 13 December 2004 a Private Placement of 133,333 Units was completed for proceeds of $20,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until 6 December 2006.

On 7 February 2005 a Private Placement of 100,000 Units was completed for proceeds of $15,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until 7 February 2007.

On 18 April, 2005 a Private Placement of 50,000 common shares was completed for proceeds of $10,000.

On 28 April 2005 a Private Placement of 3,333,334 Units was completed for proceeds of $500,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until April 2007.  The Company paid a finders fee to an arms length party who arranged the placement a total of $50,000 in cash and 166,667 Units, with a value of $25,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until April 2007.

c)

Shares for Debt

During the year, the Company issued 813,700 common shares in settlement of certain trade payables in GATB in the amount of $122,055.

d)

Stock Options

During the year, the Company granted a total of 5,150,000 new incentive stock options to directors, officers, consultants and employees.  50,000 options are valid until 30 December 2005 and have an exercise price of $0.17 per share.  The remaining 5,100,000 options are valid until 30 April 2007 and have an exercise price of $0.15 per share.  The Company estimated the fair value of these options to be $497,775 on the grant date which has been recorded in the Company accounts.

During the year, the Company amended the terms of certain outstanding stock options:

-

For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  The Company further amended 740,000 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

-

For 1,491,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  The Company further amended 1,391,250 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

-

For 940,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005.  The Company further amended 869,412 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

-

For 900,000 options the Company extended the term from 31 December 2005 to 30 July 2006 with no change to the exercise price of $0.15.

-

For 250,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 July 2006.

-

For 750,000 options the Company extended the term from 30 July 2005 to 30 July 2006 with no change to the exercise price of $0.20.

The Company estimated the combined fair value of these amended options to be $305,706 which has been recorded in the Company accounts.

During the year there were 2,155,490 Stock Options exercised, generating proceeds to the company of $328,735.

Details of outstanding share purchase options are as follows:

Options	Number of shares	Price per Share	Expiry date
	500,000	$0.15	30 December 2005
	150,000	$0.17	30 December 2005
	2,512,426	$0.15	30 July 2006
	750,000	$0.20	30 July 2006
	5,020,000	$0.15	30 April 2007
Total outstanding and exercisable	8,932,426

e)

Warrants

During the year, the Company extended the term of 2,565,000 outstanding share purchase warrants from 19 July 2005 and 10 September 2005 until 30 December 2006 with no change to the exercise price of $0.15.

During the year there were 300,000 warrants exercised, generating proceeds to the company of $67,500.

Details of outstanding share purchase warrants are as follows:

Warrants	Number of shares	Price per Share	Exercise/Expiry Date
	1,585,812	$0.60	10 September 2005 (i)
	820,000	$0.15	19 July 2006
	2,565,000	$0.15	30 December 2006
	1,327,000	$0.60	10 June 2006
	450,000	$0.60	14 July 2006
	133,333	$0.50	6 December 2006
	100,000	$0.50	16 February 2007
	1,400,001	$0.50	6 April 2007
	2,100,000	$0.50	27 April 2007
	10,481,146

(i) – These warrants expired on 10 September 2005 without exercise.

f)

Stock-Based Compensation

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	117% - 140%
Risk-free interest rate	2.90% - 3.15%
Expected life of options	1.04 – 2.08 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

9. Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the year, management, director, or officer fees in the amount of $360,000 (2004 - $468,500; 2003 - $322,687) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $112,500 has been recorded in resource property costs.

b)

During the year, consulting fees in the amount of $Nil (2004 - $92,500; 2003 - $252,500) were paid or accrued to a director, or a director of one of the Company’s subsidiaries.

c)

During the year, interest on a personal loan of $Nil (2004 - $Nil; 2003 - $36,600) was paid to a director of the Company, by one of the Company’s subsidiaries.

d)

During the year ended 31 July 2005, the following share capital transactions occurred with directors and or their family members, and directors or officers of the Company’s subsidiaries:

-

Nil (2004 - Nil; 2003 - 5,505,000) common shares were issued through private placements for total proceeds of $Nil (2004 - $Nil ; 2003 - $825,750)

-

100,000 (2004 - 1,550,854; 2003 - 2,281,385) common shares were issued through exercised warrants for total proceeds of $15,000 (2004 - $259,628; 2003 - $342,208)

-

1,708,824 (2004 - 168,750; 2003 - 1,290,000) common shares were issued through exercised options for total proceeds of 257,735 (2004 - $33,750; 2003 - $193,500)

e)

As at 31 July 2005, $138,178 (2004 - $138,178) was owed by a company controlled by the estate for a deceased director.  The balance is unsecured, however repayment is expected within the 2006 fiscal year.

f)

As at 31 July 2005, $Nil (2004 - $9,578) is payable to a director, a director of a company subsidiary or a former director of a company subsidiary.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Income Taxes

As at 31 July 2005, the Company has approximately CDN $3,432,000 of losses for income tax purposes which may be used to offset future taxable income.  These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
1999	2006	$683,000
2000	2007	860,000
2001	2008	400,000
2002	2009	404,000
2003	2010	350,000
2004	2014	443,000
2005	2015	292,000
		$3,432,000

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.  In addition, the Company’s subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved.  The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

11. Segmented Information

	North America	Indonesia	Consolidated
31 July 2005
Segmented revenue	$-	$-	$-
Segmented operating (income) loss	$(2,792,112)	$449,592	$(2,342,520)
Identifiable assets	$240,240	$56,861	$297,101
31 July 2004
Segmented revenue	$-	$-	$-
Segmented operating loss	$617,742	$492,995	$1,110,737
Identifiable assets	$171,919	$316,839	$488,758
31 July 2003
Segmented revenue	$-	$-	$-
Segmented operating loss	$1,474,124	$572,492	$2,046,616
Identifiable assets	$763,149	$320,804	$1,083,953

12. Commitments and Contractual Obligations

a)

During the prior year, the Company entered into a consulting agreement with the Company’s Vice-President and Chief Operating Officer (“VP-CIO”) for management services at $5,000 per month for a period of 18 months expiring 31 July 2005.  During the current year, the Company amended the contract to include the capacity of Chief Financial Officer and by increasing the monthly fee to $10,000 and extending the contract expiry date to 31 December 2006.

b)

During the 2002 fiscal year, the Company entered into a financing arrangement and related agreements with a private "Investor" providing "Equity Line of Credit" to the Company in the amount of up to $20,000,000 over the next three years.  The Company issued 1,000,000 of its common shares to the principals of the Investor soon after signing the financing arrangement in full expectation of performance of promises made by the Investor under the agreements.  A dispute between the Company and the Investor has arisen over a claim by the Investor for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by the Investor. The Company does not believe that the issue of any more shares to the Investor is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against the Investor seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to the Investor, (ii) for the return of shares of its common stock the Company has already delivered to the Investor, and (iii) for damages caused by the Investor’s failure to return such shares to the Company and to perform certain services for the Company.  The Investor has filed a counter claim suit against the Company for the payment of the second tranche of shares, worth the equivalent of $250,000.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim.

c)

As of the date of these financial statements the Company is committed to fund its 60% share of the Bengara-II PSC work commitment undertaken by the Bengara subsidiary. The accumulated work commitment totals $25,000,000 or the drilling 4 exploration wells before 4 December 2007. To date Bengara has met a total of approximately $5,200,000 of this commitment.

13. Subsequent Events

Subsequent to fiscal year end 31 July 2005 the Company sold its interest in its Yapen subsidiary (Note 4av) and consequently as of the date of these financial statements the Company no longer has any interest in, entitlements to or obligations in respect of Yapen or the Yapen PSC.  The Company received its 60% share of the Yapen sale proceeds, $3,600,000 at closing.

14. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

15. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Except as set out below, these financial statements comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under United States GAAP, stock-based compensation expense is recorded for non-employees using a fair-value based method of accounting. Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense.  Commencing on 1 August 2002, Canadian GAAP treatment is consistent with United States GAAP.  The effect of this difference is noted below.

b)

Under United States GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The effect of this difference is noted below.

c)

Under United States GAAP, the ceiling test is calculated by discounting future net revenues by 10%.  Under Canadian GAAP, the ceiling tests are calculated without application of a discount factor.  There is no difference between Canadian and United States GAAP at this time with respect to the application of the ceiling test.

d)

The impact of the above differences between Canadian and United States GAAP on the statement of shareholders’ equity is as follows:

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Shareholders’ equity as at 31 July 2003 - CDN basis	45,749,858	$21,486,809	$1,177,550	$(26,750,226)	$(4,085,867)
Compensation expense - common share stock options granted to non-employees	-	-	164,573	(164,573)	-
Compensation expense - escrow shares	-	-	139,485	(139,485)	-
Shareholders’ equity as at 31 July 2003 - US basis	45,749,858	$21,486,809	$1,481,608	$(27,054,284)	$(4,085,867)
Shareholders’ equity as at 31 July 2004 - CDN basis	49,375,412	$22,087,268	$1,620,005	$(27,860,963)	$(4,153,690)
Compensation expense - common share stock options granted to non-employees	-	-	164,573	(164,573)	-
Compensation expense - escrow shares	-	-	139,485	(139,485)	-
Shareholders’ equity as at 31 July 2004 - US basis	49,375,412	$22,087,268	$1,924,063	$(28,165,021)	$(4,153,690)
Shareholders’ equity as at 31 July 2005 - CDN basis	56,427,936	$23,310,162	$2,206,382	$(25,518,443)	$(1,899)
Compensation expense - common share stock options granted to non-employees	-	-	164,573	(164,573)	-
Compensation expense - escrow shares	-	-	139,485	(139,485)	-
Shareholders’ equity as at 31 July 2005 - US basis	56,427,936	$23,310,162	$2,510,440	$(25,822,501)	$(1,899)

e)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to United States presentation is as follows:

Prior to the year ended 31 July 2003, under Canadian GAAP, the Company was not required to disclose the pro forma effect of employee stock option-based compensation in the notes to the financial statements.  Under United States GAAP, SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  The company adopted only the disclosure provisions of SFAS No. 123.

Commencing on 1 August 2003, the Company adopted the new recommendations of CICA Handbook Section 3870, which mirrors, in all material respects, SFAS No. 123, therefore the Canadian GAAP treatment is now consistent with United States GAAP.

f)

Recently Adopted United States Accounting Standards

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets”, an amendment of APB 29.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions.  SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.  The Company does not expect the provisions of SFAS 153 will have a significant impact on its results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”.  SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with

Selling, Goods or Services”.  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.

SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In November 2004, the FASB issued SFAS No.151, “Inventory Costs, an amendment of ARB No.43, Chapter 4”.This statement is effective for fiscal years beginning after June 15, 2005, therefore it will become effective for the Company beginning October 1, 2006.  This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead.  In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Last Quarter and Fiscal Year Ended July 31, 2005

Nature of Business

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to three Indonesian production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is July 31st.  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is November 24, 2005.

Forward-Looking Information

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Highlights of the Quarter

The “Past Quarter” ended July 31, 2005 marks the end of the fourth quarter and twelve months of the Company’s annual fiscal year ending July 31, 2005. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

New Director

Further to a press release dated May 2, 2005 the Company announced that Mr. David Tai Wai Yu has been appointed to the Board of Directors and shall serve as a non-executive director until the Company’s next annual meeting of shareholders.

Makapan Gas Field POD Study Commissioned

Further to a press release dated May 05, 2005 the Company announced it has commissioned a group of independent geologists and engineers to prepare a Feasibility Study, Conceptual Design and Preliminary Plan of Development (POD) for its Makapan Gas Field, located within the Bengara-II Block, East Kalimantan. As of the date of this report the POD is in preparation and not yet completed.

Bengara-II Second 4-Years Exploration Period Entered

The Company's 60% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. sought and received approval of Indonesian authorities under a letter dated 20 June 2005 to enter and undertake the phase 2 exploration period of the Bengara-II PSC to complete the initial ten year PSC exploration period ending 4 December 2007. The total work commitment for this period includes four exploration wells to be drilled with a total anticipated cumulative commitment of $25,000,000. To date approximately $5,200,000 has been spent against this commitment by Continental-GeoPetro (Bengara-II) Ltd. The Company is obliged to fund its 60% share of these commitments.

Option & Warrants Exercises

On May 5, 2005 a total of 100,000 options were exercised at a price of $0.15 and proceeds to the Company were $15,000.

On July 28, 2005 a total of 340,000 options were exercised at a price of $0.15 and proceeds to the Company were $51,000.

During the Past Quarter a total of 1,350,000 options expired at the end of their term and a total of 468,334 options were terminated in accordance with the provisions of the holder's option agreement in conjunction with termination of holder's employment or affiliation with the Company.

Option Grants & Option and Warrant Amendments

No new incentive stock options were granted during the Past Quarter.

On July 15, 2005 the company amended the terms of 750,000 incentive stock options having an exercise price of $0.20 per share and an expiry date of July 30, 2005 were amended to have an extended expiry date of July 30, 2006 and no change was made to the exercise price.

On July 15, 2005 the company amended the terms of 820,000 share purchase warrants having an exercise price of $0.15 per share and an expiry date of July 19, 2005 were amended to have an extended expiry date of July 19, 2006 and no change was made to the exercise price.

Shares Issued for Debt

On July 28, 2005 the Company issued 813,700 shares to a an unrelated party and creditor of one of the Company's Indonesian subsidiaries in full and final satisfaction of trade accounts payable due for work done by the creditor on the Company's Bangkudulis property. The shares were issued at a value of $0.15 each in settlement of $122,055 of debt which included $44,373 of accrued interest. No finder’s fees were paid in respect of the issue.

Bangkudulis TAC Terminated

As reported in the Company's press release dated 25 August 2005 the Technical Assistance Contract ("TAC") with Pertamina, the state oil company of the Republic of Indonesia, for the Bangkudulis Field oil and gas property was terminated on 22 August 2005 by Pertamina. The Bangkudulis TAC was the only material asset of the Company's 70% owned subsidiary Company GAT Bangkudulis Petroleum Company Ltd. The Bangkudulis TAC was one of several TAC's terminated by Pertamina who has announced plans that it is discontinuing the TAC type concession agreement in Indonesia and plans to replace it with a new type concession agreement the details of which have not yet been finalized.

Bangkudulis Subsidiary Sold

As reported in the Company's press release dated 25 August 2005 the Company announced that with effect from July 31, 2005 it has sold its entire holding of 35,000 common shares, representing a 70% stake in GAT Bangkudulis Petroleum Company Ltd., the operating company for and holder of the terminated Bangkudulis TAC, to an unrelated party for a nominal fee of $1,000. The buyer purchased the shares on an as-is, where-is basis and relieved the Company from all of its obligations as a shareholder of GATB including assumption of 70% responsibility for GATB accrued debts and liabilities as of the July 31, 2005 sale date.

Subsequent Events

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter and Fiscal Year ended July 31, 2005 but prior to publication of this report are summarized below:

Option Grants & Amendments

On 21 November 2005 the Company granted 50,000 new stock options with an exercise price of $0.15 each for a term of two years to a financial advisor/finder.

Option & Warrants Exercises & Expiries

No warrants or options were exercised or terminated since the end of the Past Quarter and prior to the date of this report except for a total of 1,585,812 warrants which expired on 10 September 2005.

Shares Issues

No new shares and no new share purchase warrants were issued since the end of the Past Quarter and prior to the date of this report.

Shareholding

As of the date of this report the Company had 56,427,936 common shares issued and outstanding.

As of the date of this report the Company had 8,982,426 unexercised stock options issued and outstanding.

As of the date of this report the Company had 8,895,334 unexercised warrants issued and outstanding.

As of the date of this report the Company had Nil preferred shares issued and outstanding.

Director Resignation

Mr. Stan Lichman resigned from his post of director and his resignation was accepted on 31 October 2005.

Finders Agreement

On 10 October 2005 the Company engaged London based Alternative Energy Finance Ltd. ("AEF") to source European and Middle Eastern investors for the Company and its projects. Under the agreement the Company is not obliged to pay AEF any fees but agreed to set stock options and to pay a successful efforts finders fee of 5% on equity investment and 2.5% on debt investment in the Company or its projects by investors brought by AEF.

Yapen Disposition

Pursuant to a farm out agreement with Maraja Yapen Energy Ltd. (“Maraja”) dated 28 June 2004, Medco International Ventures Ltd. (“Medco”) farmed out a 75% share of its Yapen PSC interest to Maraja and the Company's 60% owned subsidiary Continental-GeoPetro (Yapen) Ltd.s 10% interest in the Yapen PSC was unaffected.

Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005 subsequent to fiscal year end 31 July 2005. Neither the Company nor its Continental-GeoPetro (Yapen) Ltd. subsidiary realized any proceeds from the reassignment which brought Continental-GeoPetro (Yapen) Ltd.'s participating interest in the Yapen PSC to 85%. Medco continues to own 15%.

Subsequent to the end of the fiscal year 31 July 2005 the Company and its partner GeoPetro Resources Company sold, pursuant to a share sale and purchase agreement dated 27 October 2005, all 100% of their respective shares of their Continental-GeoPetro (Yapen) Ltd. subsidiary to Nations Energy Company Ltd., an unrelated buyer, for $6,000,000 cash. The Company received its 60% share of the sales proceeds or $3,600,000 at closing. With the sale the Company no longer has any interest in the Yapen PSC.

New Stock Option Plan Implemented

Pursuant to a recommendation from the Executive Compensation Committee the Board of Directors adopted a new Stock Option Plan on 22 November 2005. The Stock Option Plan applies to all outstanding and unexercised stock options and future grants. The full text of the new Stock Option Plan is as follows:

At the recommendation of the Executive Compensation Committee the Board of Directors of Continental Energy Corporation have adopted the policy for issuing common share incentive stock options (the "Stock Options") described in this plan (the "Stock Option Plan").

a)

Stock Options granted by the Company shall be limited to options to purchase shares of the Company's common stock and shall not extend to or include options to purchase any of the Company's authorized preferred shares.

b)

All Stock Options granted by the Company shall be granted, issued, administered and exercised in accordance with any and all applicable laws and securities regulations in whatever jurisdiction applicable.

c)

Stock Options are granted for the purposes of providing incentives to directors, officers, employees, and consultants whose good performance in their respective duties is desirable to the Company and its shareholders.

d)

Stock Options may only be granted, amended or revoked by the Board of Directors in ordinary resolution of its members.

e)

Stock Options are granted subject to later ratification and approval by the shareholders at any appropriate annual or special general meetings of the Company.

f)

Each Stock Option granted shall be detailed in a written "Stock Option Agreement" to be concluded by the recipient and signed by an authorized officer of the Company after a resolution by the Board of Directors granting the option. A form of Stock Option Agreement" suggested as a standard format for recording Stock Options is attached to this recommendation entitled "Schedule-B: Standard Form of Stock Option Agreement".

g)

Directors, officers, and employees of the Company are eligible to be granted Stock Options by the Company.

h)

Persons who are related parties to the Company, including any family members of directors, officers, employees, and consultants to the Company; and who are not otherwise directly employed by or directly contractually engaged by the Company are expressly prohibited from being granted Stock Options by the Company.

i)

Consultants to the Company are eligible to be granted Stock Options by the Company provided they have a written contractual agreement with the Company; and further provided that any such written agreements which provide for activities concerning investor relations, public relations, publicity, promotion, financial advice, finance finders, and deal finders shall constitute the applicable Stock Option holder to be a deemed "Investor Relations Advisor".

j)

The aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time.

k)

The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

l)

The maximum number of new Options granted to any one individual who is not a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 3% of the total number of the Company's issued and outstanding common shares.

m)

The maximum number of new Options granted to any one individual who is a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 2% of the total number of the Company's issued and outstanding common shares.

n)

The Company's Secretary shall maintain registers and records of all Stock Options activity in the permanent record books of the Company and shall promptly upon each new grant file an exempt distribution report with the BC Securities Commission together with any other applicable related filings with any securities regulatory agency.

o)

Upon grant the Company Secretary shall file a reservation order with the Company's registrar and transfer agent reserving the number of common shares under Stock Option against possible exercise against the total number of authorized but unissued and unreserved common shares of the Company.

Results of Operations

Financial Results for the Last Quarter Ended July 31, 2005

The Past Quarter ended July 31, 2005 marks the end of the fourth quarter and of the twelve months of the Company’s annual fiscal year also ending July 31, 2005.

Selected Annual Information

The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the years ended 31 July 2005, 2004 and 2003.

		2005		2004		2003
Sales		$-		$-		$-
Income (Loss) for the Year		$2,342,520		$(1,110,737)		$(2,046,616)
Income (Loss) per Share – Basic		$0.05		$(0.02)		$(0.06)
Income per Share – Diluted		$0.03	$	N/A	$	N/A
Total Assets		$297,101		$488,758		$1,092,832
Total Long-term Liabilities		$-		$3,467,972		$3,772,389
Dividends Declared	$	Nil	$	Nil	$	Nil

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
4th Quarter 2005	Nil	3,656,193	0.07	0.05
3rd Quarter 2005	Nil	(862,880)	(0.02)	N/A
2nd Quarter 2005	Nil	(216,665)	(0.01)	N/A
1st Quarter 2005	Nil	(234,128)	(0.00)	N/A
4th Quarter 2004	Nil	(227,680)	(0.00)	N/A
3rd Quarter 2004	Nil	(123,221)	(0.00)	N/A
2nd Quarter 2004	Nil	(456,592)	(0.01)	N/A
1st Quarter 2004	Nil	(303,244)	(0.01)	N/A

-

Current Working Capital Situation

As at July 31, 2005, the Company's consolidated financial statements reflect a working capital deficit of $39,066. This represents a decrease in the working capital deficit of approximately $785,000 compared to the July 31, 2004 deficit of $824,545. The decrease was due to the Company obtaining significant funding during the year in the form of private placements and exercise of options and warrants.  The cash balance at July 31, 2005 was $98,898 compared to $126,313 as at July 31, 2004, a decrease of $27,415.  To further improve its working capital position the company is pursuing other private placements and farm-out agreements for its properties.  See subsequent events section for details on the sale of Yapen.

The Company used $889,816 for operating activities during the current fiscal year compared with $1,127,045 in the prior year.

The Company used $8,599 for investing activities after joint venture contributions during the current fiscal year compared with using $29,130 in the prior year.  The Company’s property expenditures were reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties.

The cash resources provided by financing activities during the current fiscal year was $871,000 compared with $480,361 in the prior year.  The majority of the period’s cash increase relates to private placements of $545,000, option exercises of $328,735 and warrant exercises of $67,500.

-

Investments

During the current fiscal year ended July 31, 2005 the Company invested approximately $191,000 in its Indonesian oil & gas properties and recovered $178,000 from its farm out partner, GeoPetro.

-

Financing

On December 13, 2004 a Private Placement of 133,333 Units, consisting of one common share and one share purchase warrant to purchase one additional common share for $0.50 until 6 December 2006, was completed.  Proceeds to the Company were $20,000.  No finder’s fees were paid.

On February 7, 2005 a Private Placement of 100,000 Units, consisting of one common share and one warrant to purchase one common share for $0.50 until 7 February 2007, was completed. Proceeds to the Company were $15,000. No finder’s fees were paid.

On April 18, 2005 the Company completed a private placement of 50,000 of the company's common shares at a price of $0.20 per share. Proceeds to the Company were $10,000. No finder’s fees were paid.

On April 28, 2005 the Company completed a private placement of 3,333,334 units of the company’s securities at a price of $0.15 per unit. Each unit consists of one common share plus one non-transferable share purchase warrant to purchase additional share at a fixed exercise price of $0.50 for a term of two years. The private placement raised $500,000 working capital for the Company. The Company paid a finders fee to an arm’s length party who arranged the placement a total of $50,000 in cash and $25,000 in the form of 166,667 units of the placement.

During the current fiscal year ended July 31, 2005 there were 2,155,490 Stock Options and 300,000 Warrants exercised, generating proceeds to the company of $396,235.

On July 31, 2005, the Company had options outstanding granted to directors, officers, consultants and employees to purchase an aggregate of 8,932,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between December 31, 2005 and 30 April 2007.

On July 31, 2005, the Company had warrants outstanding to purchase an aggregate of 10,481,146 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between 10 September 2005 and 27 April 2007.

-

Expenses

Overall, the Company had income from operations during the current fiscal year of $2,342,520 compared to a loss of $1,110,737 in the prior year.  The major changes in the current period as compared with the prior year are outlined as follows.  The largest difference was the fact that the Company sold its GATB subsidiary and recorded a gain of $4,059,868 on disposition.  There were no disposals in the prior year, however, the Company did receive $251,869 from farm out proceeds in the prior period and recorded a gain on reduction of contingent and conditional liabilities of $328,500.  There were no such proceeds or gains in the current period.  In addition, the stock compensation expense in the current fiscal year was $803,481 compared to $469,831 in the prior year.  (During the current period, the granting of new stock options resulted in stock compensation expense of $497,775.  The modification of exercise prices and expiry dates of existing stock options resulted in additional stock compensation expense of $305,706.)

After making accounting adjustments for equipment returned and a reclassification of prepaid expenditures misallocated in a prior period, the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $12,961.  In the prior year, the property write-down was $252,613.  General and administrative expenses decreased by $118,739 from $964,391 to $845,652 for the current fiscal years ended July 31, 2004 and 2005 respectively.  The significant changes to general and administrative expenses were lower management fees in the current year.  Management fees decreased by $155,791 from $478,331 to $322,540 for the year ended July 31, 2004 and 2005 respectively. The decrease is due to the loss of a director in the Langley office coupled with lower management fees paid out by the Company’s subsidiaries and offset by one additional management position in the Company’s Dallas office. Staff Wage expense decreased to $nil from $25,163 due to the closure of the Langley office.  Investor relations costs decreased by $23,997 from $30,105 to $6,108 for the year ended July 31, 2004 and 2005 respectively.  Interest and bank charges decreased by $19,604 from $19,130 to a net recovery of $474 for the year ended July 31, 2004 and 2005 respectively.  Office expenses decreased by $18,060 from $157,935 to $139,875 for the year ended July 31, 2004 and 2005 respectively.  The decreases were offset by some increases.

The financing costs, interest on loans and foreign exchange loss line item was $74,112 compared to a gain of $39,798 lasting the prior year.  The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables during the year as well as a one time interest charge of $44,373 relating the shares for debt transaction in the Company’s GATB subsidiary.  Professional fees increased by $31,752 from $66,311 to $98,063 for the year ended July 31, 2004 and 2005 respectively.  The increase is due to additional legal work done during the year with respect to various agreements and the increasing costs of regulatory compliance with respect to audit and accounting requirements.  Rent and utilities increased by $10,448 from $50,596 to $61,044.  This mostly relates to the company relocating offices in Jakarta.  All other expense groups appear consistent with the comparative period.

Additional Disclosure

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the audited annual consolidated financial statements.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Expenditures made by the Company to related parties during the year ended July 31, 2005 and balances payable or receivable as at July 31, 2005 are as follows:

-

During the year ended July 31, 2005, management and/or director fees in the amount of $360,000 (2004 - $468,500) were paid or accrued to directors and subsidiary directors.  Of that amount, $112,500 has been recorded in resource property costs.

-

During the year, consulting fees in the amount of $nil (2004 - $92,500) were paid or accrued to a director, or a director of one of the Company’s subsidiaries.

-

As at July 31, 2005, current liabilities include $nil (2004 - $9,578) payable to directors, or directors of one of the Company’s subsidiaries.

-

As at April 30, 2005 accounts receivable includes $138,178 (2004 - $138,178) receivable from a company previously controlled by a deceased former director.

During the year ended 31 July 2005, the following share capital transactions occurred with directors and or their family members, and directors or officers of the Company’s subsidiaries:

-

Nil (2004 - Nil) common shares were issued through private placements for total proceeds of $Nil (2004 - $Nil)

-

100,000 (2004 - 1,550,854) common shares were issued through exercised warrants for total proceeds of $15,000 (2004 - $259,628)

-

1,708,824 (2004 - 168,750) common shares were issued through exercised options for total proceeds of 257,735 (2004 - $33,750)

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies

During the year, the Company adopted the following significant accounting policy:

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities”, to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.”  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after 1 November 2004, and upon adoption, will not materially impact the Company’s results of operations and financial position.  The Guideline is effective 1 May 2005 for the Company.

Approval

The Board of Directors of Continental has approved the disclosure contained in this MD&A. The Audit Committee, consisting of duly appointed directors of Continental has reviewed and approved the annual audited financial statements of the Company for fiscal year ended 31 July 2005 attached as a part of this report.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for the following actions, and any contingencies elsewhere disclosed herein, or in the consolidated financial statements, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Equity Credit Line Dispute  -  In a press release dated September 19, 2001 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to $20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company. Cornell/Yorkville’s has filed a counter claim suit against the Company for the payment of the second tranche of shares, the equivalent of $250,000.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim. The suit continues as at the date of this report.

Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2004. See website  www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

Certification of Disclosure in

Continental Energy Corporation’s Quarterly Report

I, Richard L. McAdoo, certify that:

1.

I have reviewed and read this quarterly and annual report  of Continental Energy Corporation; as filed on Form 51/901F with the British Columbia Securities Commission, and;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: November 25, 2005

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director.

 Certification of Disclosure in

Continental Energy Corporation’s Annual Report

I, James D. Eger, certify that:

1.

I have reviewed and read this quarterly and annual report  of Continental Energy Corporation; as filed on Form 51/901F with the British Columbia Securities Commission, and;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: November 25, 2005

/s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly and Annual Report on Form 51/901F for fiscal quarter and full fiscal year ended July 31, 2005 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the British Columbia Securities Commission on the date hereof (the “Quarterly and Annual Report”), I, Richard L. McAdoo, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Quarterly and Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Quarterly and Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 25, 2005

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly and Annual Report on Form 51/901F for fiscal quarter and full fiscal year ended July 25, 2005 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the British Columbia Securities Commission on the date hereof (the “Quarterly and Annual Report”), I, James D. Eger, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Quarterly and Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Quarterly and Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 25, 2005

/s/ James D. Eger

_____

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Announces Changes to Indonesian Operations

JAKARTA – August 23, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today reported that the Bangkudulis Technical Assistance Contract (TAC) held by Continental's 70% majority owned subsidiary company GAT Bangkudulis Petroleum Company Ltd. (GATB) has been terminated by Pertamina, the Indonesian state owned oil company. The TAC type contract is being discontinued in Indonesia, and the Bangkudulis TAC was one of several TACs not yet in oil production which were terminated by Pertamina.

Since the TAC was the only material asset of GATB, the Company decided to sell its 70% shareholding in GATB, and has completed the sale to an unrelated Indonesian investor for US $1,000. The Company had already written down its holding in GATB to a nominal value, and the termination and sale will result in a significant reduction of liabilities on Continental’s consolidated balance sheet. The termination of the TAC also caused termination of a shareholders agreement between the Company and a local Indonesian company who is a 30% minority shareholder of GATB.

The Company also reported today that its  60% owned subsidiary Continental-GeoPetro (Yapen) Ltd. has increased its interest in the 7,000 square kilometer offshore Yapen PSC from 10% to 85% and that Continental has resumed as Operator of the block. Indonesia's largest local oil company, PT Medco Energi, retains a 15% working interest in the block through its PT Medco Energi E&P Yapen Ltd. subsidiary. Last year Medco had farmed out a 75% interest in the block to another oil company who did not meet a drilling obligation. Consequently, the 75% interest in the Yapen Block has been returned to Continental-GeoPetro (Yapen) Ltd.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" James D. Eger"

Director

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Sells Yapen  Interest

DALLAS – October 27, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it and GeoPetro Resources Company have sold their interest in Continental - GeoPetro (Yapen) Ltd., holder of an interest in the Yapen Production Sharing Contract in West Papua, Indonesia, to Nations Energy Company Ltd. of Calgary, Alberta, Canada, for US$ 6,000,000 in cash.

Continental and GeoPetro are also partners in the Bengara-II Production Sharing Contract area in East Kalimantan, Indonesia, and have agreed to apply most of the funds from the Yapen sale to exploration and development drilling in Bengara-II.  Continental owns 60% of the Bengara-II PSC.

Proceeds to Continental were US$ 3,600,000. No broker’s or finder’s fees were incurred on this transaction.

Mr. Richard L. McAdoo, Continental’s Chairman and President said, “We are pleased that this transaction has gone so smoothly, and wish Nations well in their exploration of the Yapen Block. The funds received will allow us to proceed with our planned drilling in the Bengara-II Block, where we have four exploration prospects already approved for drilling in the oil prone southern part of the block, and a plan of development in progress for the Makapan Gas Field in the northern part of the block.”

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

About Nations Energy Company:

Nations Energy Company is a privately owned Alberta oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves internationally.

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Director Resigns

DALLAS – November 4, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that Mr. Stan Lichman has resigned as a non-executive Director of the Company effective October 31, 2005.

The Company is currently interviewing qualified financial experts to fill the vacancy.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Engages European - Middle Eastern Financial Advisor

DALLAS – November 22, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has engaged the services of Alternative Energy Finance Ltd.("AEF") , London, to provide financial advice and source fresh drilling and development capital in Europe and the Middle East.

Mr. Richard L. McAdoo, Continental’s President and CEO said, “We have an ambitious 4-well exploration drilling program in 2006 in the Bengara-II Block pending approval next month from Indonesian oil and gas authorities. Now that we have ready capital from our Yapen property sale we already have sufficient funds to kick off the 2006 drilling program but we also intend to secure some new concession opportunities in Indonesia that we have had our eye on for some time. We are focusing AEF on sourcing fresh capital to devote to general corporate expansion purposes and to fast track the early development of Makapan Gas-Condensate Field in the Bengara-II block.”

Mr. James D. Eger, Continental’s CFO said, “We are pleased to establish this relationship with AEF whose extensive contacts with oil savvy investors in Europe and the Middle East have already led to initial discussions with institutions interested in funding our early development of Makapan Field. We also expect to benefit from Alternative Energy Finance’s expertise in financial forecasting and modeling and tailoring our projects to maximize investor's return.”

Mr. Tim Peara, Alternative Energy Finance’s Managing Director said, “We look forward to assisting Continental as they transition from being a pure exploration company to becoming a significant independent international producer of oil and gas. We like the world class size of their prospects and we like the oil-rich areas they work in. We think Continental’s current profile as a small emerging exploration and production company with excellent properties already in hand presents a very large upside to sophisticated European and Middle East investors who want to get in early.”

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

About Alternate Energy Finance, Ltd.:

Alternate Energy Finance Ltd. is a London based corporate finance boutique for the energy industry which offers business planning, deal structuring, financial modeling and capital raising services, catering to entrepreneurs in both renewable and traditional forms of energy.  For further information, please visit our web site at www.altenergyfin.com .

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Forms New Ventures Exploration Company

DALLAS – November 30, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that Continental and its partner GeoPetro Resources Company have formed CG Xploration Inc. to pursue new venture oil and gas exploration and production projects and obtain new exploration concessions in Indonesia. CG Xploration Inc. is incorporated in Delaware and is owned 50/50 by Continental and GeoPetro. Continental's President, Mr. Richard L. McAdoo, has been named "President & CXO" of CG Xploration Inc. and will lead the new company's exploration and new ventures development activities.

Mr. Richard L. McAdoo, said of the new company; “The recent sale of our Yapen Block (Press Release: October 27, 2005) provides Continental and GeoPetro with sufficient funds to take advantage of several promising new venture opportunities in Indonesia during 2006. CG Xploration Inc. will actively pursue, develop and acquire new venture opportunities on behalf of Continental and GeoPetro. We are already evaluating production acquisition opportunities and plan to participate in several undeveloped field exploitation opportunities and older field rehabilitation opportunities which state oil company Pertamina has announced for tender in 2006."

"We have also had our eyes on several promising new exploration concessions for some time and plan to acquire rights to explore them in 2006. We are particularly fond of the East Kalimantan area of Indonesia and consider it our core area of interest. East Kalimantan has been producing oil since 1899 and several new elephant size oil, gas and condensate discoveries have been made there in the past three years by Unocal and ENI among others. We have developed considerable technical expertise in East Kalimantan due to our activities there in the Bengara-II Block over the past 8 years and have a strong competitive advantage with our understanding of the oil and gas rich geology of this area. "

Mr. James D. Eger, Continental’s CFO said, “The new and improved financial and fiscal production sharing terms and incentives available to oil and gas exploration companies in Indonesia continue to make Indonesia a very attractive place to explore for and produce hydrocarbons. Our long experience in Indonesia puts us in a very favorable position to strike the best deals possible on new concessions."

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Changes Registered and Records Office Address

DALLAS – December 1, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has changed its Registered and Records address from:

10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5 CANADA

Phone: 604-687-1224, Fax 604-687-8772

to:

#105, 6395 – 198 Street, Langley, B.C. V2Y 2E3 CANADA

Phone 604-533-2300, Fax 604-533-2387

The change is effective immediately.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Reports Annual Results

DALLAS – December 1, 2005 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it has released its Annual Report and audited financial statements for its year ended July 31, 2005, and filed the report with securities regulators on SEDAR.

Continental has also set its annual general meeting for January 25, 2006. Notice of the meeting and the annual information circular for items to be dealt with at the meeting will be sent to shareholders as of the December 7, 2005 record date.

As at July 31, 2005, the Company's consolidated financial statements reflect a working capital deficit of $39,066. This represents a decrease in the working capital deficit of approximately $785,000 compared to the July 31, 2004 deficit of $824,545. The decrease was due to the Company obtaining significant funding during the year in the form of private placements and exercise of options and warrants.  The cash balance at July 31, 2005 was $98,898 compared to $126,313 as at July 31, 2004, a decrease of $27,415.

The Company used $889,816 for operating activities during the current fiscal year compared with $1,127,045 in the prior year.

The Company used $8,599 for investing activities after joint venture contributions during the current fiscal year compared with using $29,130 in the prior year.  The Company’s property expenditures were reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties.

The cash resources provided by financing activities during the current fiscal year was $871,000 compared with $480,361 in the prior year.  The majority of the period’s cash increase relates to private placements of $545,000, option exercises of $328,735 and warrant exercises of $67,500.

With effect from July 31, 2005 the Company sold its entire holding of 35,000 common shares, representing a 70% stake in GAT Bangkudulis Petroleum Company Ltd., the operating company for and holder of the terminated Bangkudulis TAC, to an unrelated party for a nominal fee of $1,000. The buyer purchased the shares on an as-is, where-is basis and relieved the Company from all of its obligations as a shareholder of GATB including assumption of 70% responsibility for GATB accrued debts and liabilities as of the July 31, 2005 sale date.

Due to all of the fixed assets of the GATB subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868.  Consequently, the disposal resulted in a non-cash gain on disposition of $4,059,868, or $0.08 per share ($0.06 per share fully diluted).

The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the years ended 31 July 2005, 2004 and 2003.

		2005		2004		2003
Sales		$-		$-		$-
Income (Loss) for the Year		$2,342,520		$(1,110,737)		$(2,046,616)
Income (Loss) per Share – Basic		$0.05		$(0.02)		$(0.06)
Income per Share – Diluted		$0.02	$	N/A	$	N/A
Total Assets		$297,101		$488,758		$1,092,832
Total Long-term Liabilities		$-		$3,467,972		$3,772,389
Dividends Declared	$	Nil	$	Nil	$	Nil

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" James D. Eger "

Director

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Head Office:

Continental Energy Corporation

14001 Dallas Parkway, Suite 1200

Dallas, Texas, 75240

USA

Registered Office:

10th Floor, 595 Howe Street

Vancouver, B.C. V6C 2T5

CANADA

ITEM 2.

DATE OF MATERIAL CHANGE

October 27, 2005

ITEM 3.

NEWS RELEASE

October 27, 2005

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) and GeoPetro Resources Company, San Francisco, have completed the sale of their interest in Continental - GeoPetro (Yapen) Ltd., holder of an  interest in the Yapen Production Sharing Contract in West Papua, Indonesia, to Nations Energy Company Ltd. of Calgary, Alberta, Canada, for US$ 6,000,000 in cash.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) and GeoPetro Resources Company, San Francisco, have completed the sale of their interest in Continental - GeoPetro (Yapen) Ltd., holder of an interest in the Yapen Production Sharing Contract in West Papua, Indonesia, to Nations Energy Company Ltd. of Calgary, Alberta, Canada, for US$ 6,000,000 in cash.

Proceeds to Continental are US$ 3,600,000 million. Continental and GeoPetro have agreed to apply most of the funds from the sale to exploration and development drilling in the Bengara-II Production Sharing Contract area in East Kalimantan, Indonesia. Continental owns 60% of the Bengara-II PSC.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger

Chief Financial Officer

Continental Energy Corporation

Phone: (972) 934-6774

ITEM 8.

DATE OF REPORT

October 27, 2005

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA

Registered Office: # 105, 6395 – 198 Street, Langley, B.C. V2Y 2E3, CANADA

ITEM 2.

DATE OF MATERIAL CHANGE

November 25, 2005

ITEM 3.

NEWS RELEASE

December 1, 2005

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) reported a gain of US$ 4,059,868 on the disposition of its 70% ownership of  GAT Bangkudulis Petroleum Company Ltd. (GATB) in its Fiscal Year 2005 Audited Annual Financial Statements, filed on SEDAR on  November 25, 2005.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The purchaser acquired the Company’s interest in the GATB subsidiary and assumed all the liabilities and obligations of GATB.  Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868.  Consequently, the disposal resulted in a non-cash gain on disposition. Further details of the effects of the disposition are set forth in the Management Discussion and Analysis press release referred to in Item-3 and the full text of the audited financial statements for fiscal year 2005 which were filed on SEDAR on November 25, 2005.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger, Chief Financial Officer

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 8.

DATE OF REPORT

December 1, 2005

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA

Registered Office: # 105, 6395 – 198 Street, Langley, B.C. V2Y 2E3, CANADA

ITEM 2.

DATE OF MATERIAL CHANGE

November 29, 2005

ITEM 3.

NEWS RELEASE

December 1, 2005

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has changed its Registered and Records office address.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation has changed its Registered and Records address from:

10th Floor, 595 Howe Street

Vancouver,  B.C. V6C 2T5 CANADA

Phone: 604-687-1224

Fax 604-687-8772

To:

#105, 6395 – 198 Street

Langley, B.C. V2Y 2E3 CANADA

Phone 604-533-2300

Fax 604-533-2387

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger, Chief Financial Officer

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 8.

DATE OF REPORT

December 1, 2005

oComputershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

December 2, 2005

Dear Sirs:    All applicable Exchanges and Commissions

Subject:    CONTINENTAL ENERGY CORPORATION    AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject

Corporation:

1. Meeting Type :	Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification :	210909107/CA2109091074/COMMON
3. CUSIP/Class of Security entitled to vote :	210909107/CA2109091074/COMMON
4. Record Date for Notice :	07/12/2005
5. Record date for Voting :	07/12/2005
6. Beneficial Ownership determination date :	07/12/2005
7. Meeting Date :	25/01/2006
8. Meeting Location :	Vancouver, BC

Yours Truly

“Stacey McGlynn”

Assistant Account Manager

Stock transfer Department

Tel: 604.661.9400 Ext 4204

Fax: 604.661.9401